2361 McGaw Ave.
Irvine, CA 92614

March 13, 2014

VIA EDGAR CORRESPONDENCE

Ms. Amanda Ravitz

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Pro-Dex, Inc. Registration Statement on Form S-3 Filed December 17, 2013 File No. 333-192906

Dear Ms. Ravitz:

Reference is hereby made to your letter, dated January 10, 2014, relating to the above-referenced Registration Statement and Pro-Dex, Inc.’s (the “Company”) March 5, 2014 letter in response to your January 10, 2014 letter. For the Staff’s supplemental review, the Company has provided a draft of Rutan & Tucker, LLP’s Exhibit 5 opinion as Annex I hereto and a draft of the Form of Non-Transferable Subscription Rights Certificate as Annex II hereto. These Annexes were referenced in, but inadvertently omitted from, the Company’s EDGAR Correspondence filing of its March 5, 2014 letter.

We appreciate the Staff’s assistance in this matter.

Sincerely,

/s/ Harold A. Hurwitz

Harold A. Hurwitz

Chief Executive Officer

ANNEX I

[________], 2014

Pro-Dex, Inc. 2361 McGaw Avenue Irvine, California 92614

Re:	Registration Statement on Form S-3

Ladies and Gentlemen:

We have acted as counsel for Pro-Dex, Inc., a Colorado corporation (the “Company”), in connection with the preparation and filing with the Securities and Exchange Commission (the “Commission”) of a Registration Statement on Form S-3, File No. 333-192906, as amended from time to time (the “Registration Statement”), filed with respect to the anticipated issuance by the Company to its shareholders of non-transferable subscription rights (the “Rights”) entitling the holders thereof to purchase shares of common stock, no par value per share (the “Common Stock”), of the Company at a price of $[●] per full share (the “Subscription Price”). As described in the Registration Statement, up to [●] shares of Common Stock may be issued and sold by the Company upon exercise of the Rights (the “Rights Shares”). We also note that, as described in the Registration Statement, the Company has entered into a Standby Purchase Agreement, as amended by Amendment No. 1 to Standby Purchase Agreement, with AO Partners, LLC (together with its permitted designees under the Standby Purchase Agreement, “AO Partners”) and Farnam Street Capital, Inc. (together with its permitted designees under the Standby Purchase Agreement, “Farnam Street Capital” and, together with AO Partners, the “Standby Purchasers”), pursuant to which the Standby Purchasers have agreed to purchase, at the Subscription Price, in a private transaction separate from the offering of Rights described in the Registration Statement, any and all Rights Shares not subscribed for by the Company’s stockholders in connection with such offering (subject to reduction based on certain tax attribute considerations as determined by the Company).

In connection with rendering this opinion letter, we have reviewed the Registration Statement, the Standby Purchase Agreement, a specimen certificate representing the Common Stock, a specimen certificate representing the Rights (the “Rights Certificate”), the Articles of Incorporation of the Company, as amended to date, the Bylaws of the Company, as amended to date, and resolutions of the Board of Directors of the Company.

For purposes of this opinion letter, we have examined originals or copies, identified to our satisfaction, of such other documents, corporate records, instruments and other relevant materials as we deemed advisable and have made such examination of statutes and decisions and reviewed such questions of law as we have considered necessary or appropriate. In our examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies and the authenticity of the originals of such copies. As to facts material to this opinion letter, we have relied upon certificates, statements or representations of public officials, of officers and representatives of the Company and of others, without any independent verification thereof.

On the basis of and subject to the foregoing, we are of the opinion that:

1.       The issuance of the Rights has been duly authorized and, when the Rights are issued to holders of Common Stock as contemplated in the Registration Statement, such Rights will be validly issued and fully enforceable against the Company in accordance with their terms, except to the extent that enforcement thereof may be limited by (a) bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights generally, and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

2.       The issuance and sale of the Rights Shares upon exercise of the Rights or in accordance with the terms and conditions of the Standby Purchase Agreement, as applicable, have been duly authorized and, when issued upon the exercise of the Rights in accordance with their terms as described in the Registration Statement (or pursuant to the terms and conditions of the Standby Purchase Agreement), including payment of the Subscription Price, the Rights Shares will be validly issued, fully paid and non-assessable.

We express no opinion as to matters governed by any laws other than the laws of the State of California, the Colorado Business Corporation Act and the Federal laws of the United States of America.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the heading “Legal Matters” in the prospectus included in the Registration Statement. In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules or regulations of the Commission thereunder.

Respectfully submitted,

ANNEX II

THE TERMS AND CONDITIONS OF THE RIGHTS OFFERING ARE SET FORTH IN THE COMPANY’S PROSPECTUS DATED MARCH [●], 2014 (THE “PROSPECTUS”) AND ARE INCORPORATED HEREIN BY REFERENCE. COPIES OF THE PROSPECTUS ARE AVAILABLE UPON REQUEST FROM BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC., THE SUBSCRIPTION AGENT, BY CALLING (855) 793-5068.

PRO-DEX, INC.

Incorporated under the laws of the State of California

NON-TRANSFERABLE SUBSCRIPTION RIGHTS CERTIFICATE

Evidencing Non-Transferable Subscription Rights to Purchase Shares of

Common Stock, no Par Value per share, of Pro-Dex, Inc.

Subscription Price: $[●] per full share of Common Stock

THE SUBSCRIPTION RIGHTS WILL EXPIRE IF NOT EXERCISED ON OR BEFORE

5:00 P.M., NEW YORK CITY TIME, ON [●], 2014

REGISTERED OWNER:	___________________________	NUMBER OF RIGHTS:	__________________________

THIS CERTIFIES THAT the registered owner whose name is inscribed hereon is the owner of the number of non-transferable subscription rights (“Rights”) set forth above. The Rights entitle the holder thereof to subscribe for and purchase shares of common stock, no par value per share (the “Common Stock”), of Pro-Dex, Inc., a Colorado corporation (the “Company”), at a subscription price of $[●] per full share of Common Stock, pursuant to a rights offering (the “Rights Offering”), on the terms and subject to the conditions set forth in the Prospectus. There is no over-subscription privilege in this Rights Offering.

The Rights represented by this Subscription Rights Certificate may be exercised by completing Form 1 and any other appropriate forms on the reverse side hereof and by returning the full payment of the subscription price for each share of Common Stock in accordance with the instructions contained herein.

The contractual rights of this Subscription Rights Certificate, including without limitation the offer and acceptance of this Subscription Rights Certificate, shall be governed by the laws of the State of California, without reference to California’s conflicts of laws principles.

This Non-Transferable Subscription Rights Certificate is not valid unless countersigned by Broadridge Corporate Issuer Solutions, Inc., the Subscription Agent. Witness the seal of Pro-Dex, Inc. and the signatures of its duly authorized officers:

DATED: [●], 2014

President and Chief Executive Officer	Secretary

DELIVERY OPTIONS FOR NON-TRANSFERABLE SUBSCRIPTION RIGHTS CERTIFICATE

Deliver other than in the manner or to the addresses listed below will not constitute valid delivery.

If delivering by hand or overnight courier:	If delivering by first class mail:
Broadridge Corporate Issuer Solutions, Inc. Attention: Reorganization Department 1981 Marcus Avenue, Suite 100 Lake Success, NY 11042	Broadridge Corporate Issuer Solutions, Inc. Attention: Reorganization Department P.O. Box 1317 Brentwood, NY 11717-0693

PLEASE PRINT ALL INFORMATION CLEARLY AND LEGIBLY

FORM 1 – EXERCISE OF SUBSCRIPTION RIGHTS

To subscribe for shares of Common Stock pursuant to your Rights, please complete blank information below and sign under Form 3. If you do not indicate the number of Rights being exercised, or if you do not forward the full subscription payment for the number of Rights shares that you indicate are being exercised, then you will be deemed to have exercised the maximum number of Rights that may be exercised with the aggregate subscription payment you delivered to the Subscription Agent. Fractional shares of our Common Stock resulting from the exercise of Rights will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the Subscription Agent will be returned, without interest, as soon as practicable.

I subscribe for	_________________ shares	x	$8.04 per share =	$________________
	(no. of new shares)			(amount enclosed)

All payments must be made in U.S. dollars by cashier’s or certified check drawn upon a U.S. bank payable to “Broadridge Corporate Issuer Solutions, Inc. (acting as Subscription Agent for Pro-Dex, Inc.)”. The Subscription Agent will not accept payment by any other means.

FORM 2 – DELIVERY TO DIFFERENT ADDRESS

If you wish for the Common Stock underlying your Rights to be delivered to an address different from that shown on the face of this Subscription Rights Certificate, please enter the alternate address below, sign under Form 3 and have your signature guaranteed under Form 4.

________________________________________

________________________________________

________________________________________

FORM 3 – SIGNATURE

TO SUBSCRIBE: I acknowledge that I have received the Prospectus for the rights offering and I hereby irrevocably subscribe for the number of shares indicated under Form 1 above on the terms and conditions specified in the Prospectus. This Form 3 must be signed by the registered holder(s) exactly as their name(s) appear(s) on the certificate(s) or by person(s) authorized to sign on behalf of the registered holder(s) by documents transmitted herewith.

Signature(s):	Signature(s):

Date:	Daytime Telephone Number:

IMPORTANT: The signature(s) must correspond with the name(s) as printed on the reverse of this Subscription Rights Certificate in every particular, without alteration or enlargement, or any other change whatsoever.

FORM 4 – SIGNATURE GUARANTEE

This form must be completed if you have completed any portion of Form 2.

Signature Guaranteed:		By:
	(Name of Bank or Firm)		(Signature of Officer)

IMPORTANT: The signature(s) should be guaranteed by an eligible guarantor institution (bank, stock broker, savings & loan association or credit union) with membership in an approved signature guarantee medallion program pursuant to Securities and Exchange Commission Rule 17Ad-15.

FOR INSTRUCTIONS ON THE USE OF NON-TRANSFERABLE SUBSCRIPTION RIGHTS CERTIFICATES, CONSULT BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC., THE SUBSCRIPTION AGENT, AT (855) 793-5068 (TOLL-FREE). THE RIGHTS OFFERING EXPIRES AT 5:00 P.M., NEW YORK CITY TIME, ON [●], 2014, AND THIS NON-TRANSFERABLE SUBSCRIPTION RIGHTS CERTIFICATE IS VOID THEREAFTER.